SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)


                              M & F Worldwide Corp.
                         ------------------------------
                                (Name of issuer)


                     Common Stock, par value $.01 per share
               --------------------------------------------------
                         (Title of class of securities)


                                    552541104
                    ----------------------------------------
                                 (CUSIP number)

                                Barry F. Schwartz
                               35 East 62nd Street
                            New York, New York 10021
                                 (212) 572-8600
              -----------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 April 19, 2001
                                ----------------
                          (Date of event which requires
                            filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

                             Page 1 of 8 Pages





CUSIP No. 552541104       13D                        Page   2   of  8  Pages


-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Holdings Inc.
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                             (b) |_|

3        SEC USE ONLY
-----------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                                                  _
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  |_|
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
       NUMBER OF            7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY               0
        OWNED BY            -------------------------------------------------
          EACH              8    SHARED VOTING POWER
       REPORTING
         PERSON                  8,148,800
          WITH               ------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                  0
                            -------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                  8,148,800
                            -------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,148,800
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|
         CERTAIN SHARES
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            39.5%
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-----------------------------------------------------------------------------



CUSIP No. 552541104             13D                 Page   3   of  8  Pages


-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Mafco Consolidated Holdings Inc.
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                (b) |_|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                    |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                0
                            -------------------------------------------------
        OWNED BY            8     SHARED VOTING POWER
          EACH
       REPORTING                  6,648,800
         PERSON             -------------------------------------------------
          WITH              9     SOLE DISPOSITIVE POWER

                                  0
                            -------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  6,648,800
-----------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          |_|
         CERTAIN SHARES
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.2%
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
-----------------------------------------------------------------------------



CUSIP No. 552541104         13D                      Page   4   of  8  Pages


-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Mafco Consolidated Group Inc.
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                    (b) |_|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                         |_|

-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                0
        OWNED BY            -------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                   6,648,800
          WITH              -------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                           -------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  6,648,800
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        |_|
         CERTAIN SHARES
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.2%
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
-----------------------------------------------------------------------------



CUSIP No. 552541104              13D                Page   5   of  8  Pages


-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            PX Holding Corporation
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                      (b) |_|

3        SEC USE ONLY
-----------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           |_|
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 0
        OWNED BY            -------------------------------------------------
          EACH8             8     SHARED VOTING POWER
       REPORTING
         PERSON                   1,500,000
          WITH              -------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                            -------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  1,500,000
----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,500,000
----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         |_|
         CERTAIN SHARES
----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.3%
----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
----------------------------------------------------------------------------



          This statement amends and supplements the Statement on Schedule 13D dated June 26, 1995, as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, Amendment No. 9 thereto dated August 15, 2000, Amendment No. 10 thereto dated November 9, 2000 and Amendment No. 11 thereto dated April 20, 2001 (the "Schedule 13D"), filed with the Securities and Exchange Commission by Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), Mafco Consolidated Group, Inc., a Delaware Corporation ("Mafco Consolidated"), Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation ("Mafco Consolidated Holdings"), and PX Holding Corporation, a Delaware corporation("PX Holding"), in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock") of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended by adding the following:

          (a)-(b) As of April 19, 2001, based upon information provided by the Company, there were 20,621,271 outstanding shares of Common Stock (net of shares held in the Company's treasury). Mafco Consolidated beneficially owns 6,648,800 shares of Common Stock, representing approximately 32.2% of the Common Stock outstanding. Mafco Consolidated Holdings may be deemed to share beneficial ownership of such 6,648,800 shares of Common Stock, by virtue of its ownership of 100% of the common stock of Mafco Consolidated. PX Holding beneficially owns 1,500,000 shares of Common Stock, representing approximately 7.3% of the Common Stock outstanding. Mafco Holdings may be deemed to share beneficial ownership of the 6,648,800 shares of Common Stock beneficially owned by Mafco Consolidated and the 1,500,000 shares of Common Stock beneficially owned by PX Holding (an aggregate of 8,148,800 shares of Common Stock, representing approximately 39.5% of the Common Stock outstanding), by virtue of its ownership of 100% of the common stock of Mafco Consolidated Holdings and 100% of the common stock of PX Holding.

          Pursuant to the Stock Purchase Agreement, dated as of April 19, 2001, by and between PX Holding and the Company, PX Holding also received 6,182,153 shares of preferred stock of the Company, having a liquidation preference of $6.50 per share and one vote per share. As a result, PX Holding beneficially owns 7,682,153 shares of voting stock, representing approximately 28.7% of the total voting stock of the Company. By virtue of its ownership of 100% of the common stock of Mafco Consolidated Holdings and 100% of the common stock of PX Holding, Mafco Holdings may be deemed to share beneficial ownership of 14,330,953 shares of voting stock, representing approximately 53.5% of the total voting stock of the Company.




                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: April 24, 2001


                                            MAFCO HOLDINGS INC.
                                            MAFCO CONSOLIDATED HOLDINGS INC.
                                            MAFCO CONSOLIDATED GROUP INC.
                                            PX HOLDING CORPORATION


                                            By:/s/ Glenn P. Dickes
                                               -----------------------------
                                                   Glenn P. Dickes
                                                   Secretary